SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOBEL LEARNING COMMUNITIES, INC.

(Name of Subject Company (Issuer))

NOBEL LEARNING COMMUNITIES, INC.

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

654889104

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

George H. Bernstein

President and Chief Executive Officer

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382-6223

(484) 947-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

(215) 981-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,281,267	$497.06

*	The “transaction valuation” set forth above is equal to the sum of (a) 1,1,086,832 shares of Common Stock subject to options with exercise prices less than or equal to $11.75 which have a value of $4,276,467 (which equals the aggregate of $11.75 less the exercise price of each option) and (b) 48,000 shares of Common Stock subject to options with exercise prices greater than $11.75 which have a value of $4,800 (calculated by multiplying the number of options with $0.10 to be paid for each pursuant to this offer).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory 5 for fiscal year 2011 equals $116.10 per $1,000,000 of transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is filing this Tender Offer Statement on Schedule TO (the “Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase all outstanding options to purchase shares of the Company’s common stock (the “Options”) upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc. Common Stock, dated July 5, 2011) (the “Offer to Purchase”). The Offer to Purchase attached hereto as Exhibit (a)(1)(i), the Election to Tender Eligible Options Pursuant to the Offer to Purchase attached hereto as Exhibit (a)(1)(ii), the Form of Notice of Withdrawal of Previously Tendered Options attached hereto as Exhibit (a)(1)(iii) and the Letter to Optionholders attached hereto as Exhibit (a)(1)(iv), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”

This Offer if being made in connection with the proposed merger (the “Merger”) of the Company with Academic Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Academic Acquisition Corp. (“Parent”), pursuant to that certain Agreement and Plan of Merger, dated May 17, 2011, by and among the Company, Merger Sub and Parent (as may be amended from time to time, the “Merger Agreement”), attached hereto as Exhibit (d)(1). The Merger and the Merger Agreement are described in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 29, 2011 (the “Proxy Statement”), attached hereto as Exhibit (d)(2).

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Nobel Learning Communities, Inc. The address of the Company’s principal executive offices is 1615 West Chester Pike, Suite 200, West Chester, Pennsylvania 19382-6223. Its telephone number is (484) 947-2000.

(b) Securities. The information set forth under the caption “The Offer” in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Offer – Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, which is incorporated herein by reference.

Information regarding the persons who are directors, officers and/or controlling persons of the Company is set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase and incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth under the captions “Summary Term Sheet,” “Significant Consequences to Non-Tendering Option Holders,” and “The Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Purchases. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Company’s Securities. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 - The Merger—Interests of Nobel Learning Directors and Executive Officers in the Merger” and “The Voting Agreements” in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the caption “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth under the caption “The Offer – Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement – Treatment of Nobel Learning and Merger Sub Capital Securities” in the Proxy Statements is incorporated herein by reference.

(c) Plans. The information set forth under the caption “The Offer – Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 - The Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth under the caption “The Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “Proposal No. 1 - The Merger—Financing the Merger” is incorporated herein by reference.

(b) Conditions. The information set forth under the caption “The Offer – Conditions” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement—Conditions to Completion of the Merger” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable. The information set forth under the caption “The Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) Securities Ownership. The information set forth under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning Securities” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 - The Merger—Interests of Nobel Learning Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information set forth under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning Securities” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “Proposal No. 1 - The Merger—Interests of Nobel Learning Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

The Company is required to comply with federal and state securities laws and tender offer rules. The information set forth under the caption “The Offer – Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit	Description
(a)(1)(i)	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc., dated July 5, 2011.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase, dated July 5, 2011.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders, dated July 5, 2011.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger by and among Academic Acquisition Corp., Academic Merger Sub, Inc. and Nobel Learning Communities, Inc., dated as of May 17, 2011, incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on May 18, 2011.
(d)(2)	Definitive Proxy Statement of Nobel Learning Communities, Inc., incorporated herein by reference to the Schedule 14A filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on June 29, 2011.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL LEARNING COMMUNITIES, INC.

By:	/s/ George H. Bernstein
Name: George H. Bernstein
Title: President and Chief Executive Officer

Date: July 5, 2011

Exhibit Index

Exhibit	Description
(a)(1)(i)	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc., dated July 5, 2011.
(a)(1)(ii)	Election to Tender Eligible Options Pursuant to the Offer to Purchase, dated July 5, 2011.
(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.
(a)(1)(iv)	Form of Letter to Optionholders, dated July 5, 2011.